                                                            EXHIBIT (A)(1)(VIII)
                  Supplement to the Offer to Purchase for Cash
                               Dated May 26, 2005
                                       by

                             POLYMEDICA CORPORATION

                 To Increase the Purchase Price to Not Greater
                   Than $37.50 Nor Less Than $34.75 Per Share
                      and to Decrease the Number of Shares
                    Subject to the Tender Offer to 4,316,546
                          ---------------------------
            THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
                   HAVE BEEN EXTENDED AND WILL NOW EXPIRE AT
             MIDNIGHT NEW YORK CITY TIME, ON FRIDAY, JULY 8, 2005,
                  UNLESS THE TENDER OFFER IS FURTHER EXTENDED.

On May 26, 2005, PolyMedica Corporation, a Massachusetts corporation ("PolyMedica," "we," "us," "our," or the "Company"), distributed an Offer to Purchase (as amended prior to the date of this Supplement (as defined below), the "Original Offer to Purchase") and a related Letter of Transmittal (the "Original Letter of Transmittal") in connection with its tender offer to purchase for cash up to 4,878,048 Shares of its common stock, $0.01 par value per share, including the associated stock purchase rights issued under the Rights Agreement, between PolyMedica and Equiserve Trust Company, dated September 13, 2002 (the "Shares"), at a price not greater than $34.50 nor less than $30.75 per Share, net to the seller, in cash, without interest, upon the terms and subject to the conditions of the Original Offer to Purchase. The tender offer was scheduled to expire at 12:00 midnight, New York City time, on June 23, 2005.

PolyMedica, by this supplement (the "Supplement", together with the Original Offer to Purchase, the "Offer to Purchase"), amends the Original Offer to Purchase. The Original Offer to Purchase, this Supplement and related amended Letter of Transmittal (the "Amended Letter of Transmittal"), as each may be further amended or supplemented from time to time, constitute the tender offer.

THE COMPANY HAS INCREASED THE PRICE PER SHARE AT WHICH SHAREHOLDERS MAY TENDER THEIR SHARES TO A PRICE NOT GREATER THAN $37.50 NOR LESS THAN $34.75 PER SHARE, NET TO THE SELLER, IN CASH, WITHOUT INTEREST AND, AS A RESULT, HAS DECREASED THE NUMBER OF ITS SHARES SUBJECT TO THE TENDER OFFER TO 4,316,546 OF ITS SHARES. We will select the lowest purchase price that will allow us to purchase Shares with an aggregate purchase price of $150 million or, if a lesser number of Shares is properly tendered, all Shares that are properly tendered and not withdrawn. Upon the terms and subject to the conditions of the tender offer, the Company will determine a single price per Share that it will pay for Shares properly tendered and not properly withdrawn in the tender offer. The price will not be greater than $37.50 nor less than $34.75 per share, without interest. All Shares acquired in the tender offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price.

Only Shares properly tendered at prices at or below the purchase price selected by us, and not properly withdrawn, will be purchased. However, because of the "odd lot" priority, proration and conditional tender offer provisions described in the Offer to Purchase, all of the Shares tendered at or below the purchase price may not be purchased if more than the number of Shares we seek are properly tendered. Shares not purchased in the tender offer will be returned at our expense promptly following the expiration of the tender offer. See Section
3. Subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase additional Shares pursuant to the tender offer. See Section 1.

THE TENDER OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING OR ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7 OF THE OFFER TO PURCHASE, "CONDITIONS TO THE OFFER."

The Shares are listed and traded on the Nasdaq National Market under the symbol "PLMD." On June 23, 2005, the last full trading day before the announcement of the extension of the tender offer, the closing sale price of the Shares on the Nasdaq National Market was $35.00 per Share. Shareholders are urged to obtain current market quotations for the Shares. See Section 8.
                          ---------------------------
                  The Dealer Manager for this tender offer is:

                                 MORGAN STANLEY

Supplement dated June 24, 2005.

     If you wish to tender all or any part of the Shares registered in your name, you should follow the instructions described in Section 3 of the Offer to Purchase carefully, including completing an Amended Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to Equiserve Trust Company, the Depositary or, if applicable, an Amended Notice of Guaranteed Delivery (the "Amended Notice of Guaranteed Delivery"). TENDERS OF SHARES, ORIGINAL LETTERS OF TRANSMITTAL, NOTICES OF GUARANTEED DELIVERY AND INSTRUCTIONS TO BROKERS, DEALERS AND COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES SUBMITTED IN CONNECTION WITH THE ORIGINAL OFFER TO PURCHASE ARE NO LONGER EFFECTIVE, SUBJECT TO LIMITED EXCEPTIONS FOR CERTAIN PREVIOUS TENDERS DESCRIBED BELOW. SHAREHOLDERS THAT DO NOT MEET SUCH LIMITED EXCEPTIONS AND THAT WISH TO PARTICIPATE IN THE TENDER OFFER SHOULD TREAT THIS EXTENSION AS A NEW TENDER OFFER, WHETHER OR NOT THEY WISH TO MAKE ANY CHANGE IN THEIR PREVIOUS INSTRUCTIONS.

     THE FOLLOWING DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS
SUPPLEMENT:

      -- SHAREHOLDERS THAT HAVE ALREADY TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND CHECKED THE BOX ENTITLED "SHARES TENDERED AT PRICE DETERMINED UNDER THE TENDER OFFER" IN THE ORIGINAL LETTER OF TRANSMITTAL, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION; OR

      -- SHAREHOLDERS THAT HAVE ALREADY TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND CHECKED THE BOX ENTITLED "SHARES TENDERED AT PRICE DETERMINED UNDER THE TENDER OFFER" ON THE BLUE INSTRUCTION FORM PROVIDED TO THEM BY BROKERS, DEALERS, COMMERCIAL BANKS AND OTHER NOMINEES, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION.

     Our Board of Directors has approved this tender offer. However, neither we nor our Board of Directors nor the Dealer Manager or Information Agent makes any recommendation to you as to whether to tender or refrain from tendering your Shares or as to the purchase price or purchase prices at which you may choose to tender your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making this tender offer. See Section 2. The directors and executive officers of PolyMedica are entitled to participate in the tender offer on the same basis as all other shareholders. However, PolyMedica's directors and executive officers have advised the Company that they will not tender Shares in the tender offer.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   IMPORTANT

     If you wish to tender all or any part of the Shares registered in your name, you should follow the instructions described in Section 3 of the Offer to Purchase carefully, including completing an Amended Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to Equiserve Trust Company, the Depositary or, if applicable, an Amended Notice of Guaranteed Delivery. TENDERS OF SHARES, ORIGINAL LETTERS OF TRANSMITTAL, NOTICES OF GUARANTEED DELIVERY AND INSTRUCTIONS TO BROKERS, DEALERS AND COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES SUBMITTED IN CONNECTION WITH THE ORIGINAL OFFER TO PURCHASE ARE NO LONGER EFFECTIVE, SUBJECT TO LIMITED EXCEPTIONS FOR CERTAIN PREVIOUS TENDERS DESCRIBED BELOW. SHAREHOLDERS THAT DO NOT MEET SUCH LIMITED EXCEPTIONS AND THAT WISH TO PARTICIPATE IN THE TENDER OFFER SHOULD TREAT THIS EXTENSION AS A NEW TENDER OFFER, WHETHER OR NOT THEY WISH TO MAKE ANY CHANGE IN THEIR PREVIOUS INSTRUCTIONS.

     THE FOLLOWING DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS
SUPPLEMENT:

      -- SHAREHOLDERS THAT HAVE ALREADY TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND CHECKED THE BOX ENTITLED "SHARES TENDERED AT PRICE DETERMINED UNDER THE TENDER OFFER" IN THE ORIGINAL LETTER OF TRANSMITTAL, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION; OR

      -- SHAREHOLDERS THAT HAVE ALREADY TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND CHECKED THE BOX ENTITLED "SHARES TENDERED AT PRICE DETERMINED UNDER THE TENDER OFFER" ON THE BLUE INSTRUCTION FORM PROVIDED TO THEM BY BROKERS, DEALERS, COMMERCIAL BANKS AND OTHER NOMINEES, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION.

     If you want to tender all or part of your Shares and you do not meet one of the limited exceptions stated above, you must do one of the following before the tender offer expires:

      -- if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;

      -- if you hold certificates in your own name, complete and sign an Amended Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Amended Letter of Transmittal, to Equiserve Trust Company, the Depositary for the tender offer; or

      -- if you are an institution that is a participant in The Depository Trust Company, tender your Shares according to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase.

     If you want to tender your Shares, but:

      -- your certificates for your Shares are not immediately available or cannot be delivered to the Depositary by the expiration of the tender offer;

      -- you cannot comply with the procedure for book-entry transfer by the expiration of the tender offer; or

      -- your other required documents cannot be delivered to the Depositary by the expiration of the tender offer;

you can still tender your Shares if you comply with the guaranteed delivery procedure described in Section 3 of the Offer to Purchase.

     TO PROPERLY TENDER SHARES, YOU MUST PROPERLY COMPLETE AND DULY EXECUTE THE AMENDED LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH YOU ARE TENDERING YOUR SHARES.

     If you wish to maximize the chance that your Shares will be purchased at the purchase price determined by us, you should check the box in the section of the Amended Letter of Transmittal captioned "Shares Tendered at Price Determined Under the Tender Offer." Note that this election could have the effect of decreasing the price at which we purchase tendered Shares because Shares tendered using this election will effectively be considered available for purchase at the minimum price of $34.75 per Share. Also, note that this election could result in your Shares being purchased at the minimum tender price of $34.75 per Share.

     Questions and requests for assistance may be directed to The Altman Group, Inc., the Information Agent for the tender offer, or to Morgan Stanley & Co. Incorporated ("Morgan Stanley"), the Dealer Manager for the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of this document. Requests for additional copies of the Original Offer to Purchase, this Supplement, the related Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery may be directed to the Information Agent.

     We are not making this tender offer to, and will not accept any tendered Shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this tender offer to shareholders in any such jurisdiction.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES IN THIS TENDER OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT, THE ORIGINAL OFFER TO PURCHASE OR IN DOCUMENTS INCORPORATED BY REFERENCE OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS TENDER OFFER OTHER THAN THOSE CONTAINED IN THIS SUPPLEMENT, THE ORIGINAL OFFER TO PURCHASE OR IN THE RELATED AMENDED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION TO YOU OR GIVES ANY INFORMATION OR REPRESENTATION TO YOU, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US, THE DEALER MANAGER OR THE INFORMATION AGENT.

     EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT OR THE AMENDED LETTER OF TRANSMITTAL, THE TERMS AND CONDITIONS SET FORTH IN THE ORIGINAL OFFER TO PURCHASE AND THE ORIGINAL LETTER OF TRANSMITTAL REMAIN APPLICABLE IN ALL RESPECTS TO THE TENDER OFFER. TO THE EXTENT THAT ANY INFORMATION OR AMENDMENT CONTAINED IN THIS SUPPLEMENT IS INCONSISTENT WITH THE INFORMATION IN THE ORIGINAL OFFER TO PURCHASE, THE INFORMATION AND AMENDMENTS IN THIS SUPPLEMENT SHALL CONTROL.

     The following amendments and supplements to the information contained in the Original Offer to Purchase are keyed to the headings in the Original Offer to Purchase. Shareholders should read the Original Offer to Purchase and the Amended Letter of Transmittal in conjunction with this Supplement in considering whether to tender their Shares. Capitalized terms used in this Supplement but not otherwise defined have the meanings assigned to them in the Original Offer to Purchase.

     The tender offer is hereby amended and supplemented as follows:

          All references to the purchase price in the Original Offer to Purchase or the related tender offer documents shall now mean a price of not greater than $37.50 per Share nor less than $34.75 per share, without interest. All references to the minimum purchase price in the tender offer shall now mean a minimum price of $34.75 per Share and all references to the maximum purchase price in the tender offer shall now mean a maximum price of $37.50 per share.

          All references to the Expiration Date in the Original Offer to Purchase or the related tender offer documents shall now mean 12:00 midnight, New York City time, on Friday, July 8, 2005 (the "Expiration Date") unless the tender offer is subsequently further extended or earlier terminated in accordance with its terms.

          All references to PolyMedica's offer to purchase up to 4,878,048 shares of its common stock in the Original Offer to Purchase or the related tender offer documents shall now mean up to 4,316,546 shares.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
SUMMARY TERM SHEET....................   1
INTRODUCTION..........................   3
THE OFFER.............................   4
  1.  Purpose of the Offer; Certain
      Effects of the Offer............   4

                                        PAGE
                                        ----
  2.  Procedures for Tendering
      Shares..........................   4
  3.  Price Range of the Shares;
      Dividends.......................   5
  4.  Certain Information Concerning
      PolyMedica......................   5

                               SUMMARY TERM SHEET

     We are providing this summary term sheet for your convenience. This summary term sheet highlights the material information in this Supplement and the Original Offer to Purchase, but you should realize that it does not describe all of the details of the tender offer to the same extent described elsewhere in this Supplement, the Original Offer to Purchase and the Amended Letter of Transmittal. We urge you to read this Supplement, the Original Offer to Purchase and the Amended Letter of Transmittal because they contain the full details of the tender offer. We have included references to the Sections of the Offer to Purchase where you will find a more complete discussion. The Company is at times referred to as "PolyMedica," "we," "our" or "us."

HOW LONG DO I HAVE TO TENDER MY SHARES; CAN THE TENDER OFFER BE FURTHER EXTENDED OR TERMINATED?

     You may tender your Shares until the tender offer expires. The tender offer will expire on Friday, July 8, 2005, at 12:00 midnight, New York City time, unless we further extend it. See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely they have an earlier deadline for you to tender your Shares. We may choose to further extend the tender offer for any reason. See Section 14. We can terminate the tender offer under certain circumstances. See Sections 7 and 14.

HOW WILL I BE NOTIFIED IF POLYMEDICA FURTHER EXTENDS OR AMENDS THE TERMS OF THE TENDER OFFER?

     We can further extend or amend the tender offer in our sole discretion. If we further extend the tender offer, we will issue a press release by 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date (as defined in Section 1). We cannot assure you that the tender offer will be further extended or, if extended, for how long. We will announce any additional amendment to the tender offer by making a public announcement of the amendment. See Section 14.

ARE THERE ANY CONDITIONS TO THE TENDER OFFER?

     Yes. Our obligation to accept and pay for your tendered Shares depends upon a number of conditions that must be satisfied or waived prior to the expiration of the tender offer, including:

      -- No changes in the general political, market, economic or financial conditions in the United States or abroad that could adversely affect our business, the trading in the shares of our common stock or the benefits of the tender offer shall have occurred during the tender offer.

      -- No legal action shall be pending or have been taken that would adversely affect the tender offer, and we shall not have received notice of an intention of any third party to institute legal action that would adversely affect the tender offer.

      -- No one shall have announced or made a tender or exchange offer (other than this tender offer), merger, business combination or other similar transaction involving us.

      -- No one, to our knowledge, shall acquire or propose to acquire more than 5% of our shares of common stock.

      -- No one, to our knowledge, shall file a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our subsidiaries.

      -- No material change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred.

      -- Our determination that the consummation of the tender offer and the purchase of Shares will not cause our common stock to be delisted from the Nasdaq National Market or to be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The tender offer is subject to a number of other conditions described in greater detail in Section 7.

IF MY TENDER OF SHARES UNDER THE ORIGINAL OFFER TO PURCHASE IS STILL EFFECTIVE, CAN I WITHDRAW THOSE SHARES?

     Yes. You may withdraw any Shares you have tendered at any time before the expiration of the tender offer, which will occur at 12:00 midnight, New York City time, on Friday, July 8, 2005, unless we further extend it.

CAN I CHANGE MY MIND AFTER I HAVE TENDERED SHARES IN THE TENDER OFFER; CAN I WITHDRAW MY TENDER?

     You may withdraw any Shares you have tendered at any time before 12:00 midnight, New York City time, on Friday, July 8, 2005, unless we further extend the tender offer. If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, however, it is likely they have an earlier deadline for you to withdraw your Shares. If we have not accepted for payment the Shares you have tendered to us, you may also withdraw your Shares after 12:00 midnight, New York City time, on Friday, July 22, 2005. See Section 4.

HOW DO I WITHDRAW SHARES I PREVIOUSLY TENDERED?

     To withdraw Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. If you have tendered your Shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your Shares. See Section 4.

DO I NEED TO SUBMIT A NOTICE OF WITHDRAWAL FOR SHARES I TENDERED UNDER THE ORIGINAL OFFER TO PURCHASE IF SUCH TENDER IS NO LONGER EFFECTIVE?

     No. Subject to the limited exceptions set forth in this Supplement, tenders of Shares under the Original Offer to Purchase are no longer effective, and a notice of withdrawal is not required.

WHAT IS THE RECENT MARKET PRICE FOR THE SHARES?

     On Thursday, June 23, 2005, the last full trading day before the announcement of the extension of the tender offer, the closing sale price of the Shares on the Nasdaq National Market was $35.00 per Share. You are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender your Shares. See Section 8.

                                  INTRODUCTION

     PolyMedica Corporation, a Massachusetts corporation, has amended its offer to its shareholders to tender shares of its common stock, $0.01 par value, including the associated stock purchase rights issued under the Rights Agreement, between PolyMedica and Equiserve Trust Company, dated September 13, 2002 (the "Shares"), for purchase by PolyMedica. PolyMedica is now offering to purchase up to 4,316,546 Shares at a price not greater than $37.50 nor less than $34.75 per Share, net to the seller, in cash, without interest. The tender offer, proration period and related withdrawal rights were originally scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 23, 2005. However, the Company has extended the tender offer, and the tender offer, proration period and withdrawal rights will now expire at 12:00 midnight, New York City time, on Friday, July 8, 2004, unless further extended.

     THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE ORIGINAL OFFER TO PURCHASE. EXCEPT AS SET FORTH HEREIN, ALL OF THE TERMS AND CONDITIONS OF THE OFFER SET FORTH IN THE ORIGINAL OFFER TO PURCHASE SHALL CONTINUE TO BE APPLICABLE.

     TENDERS OF SHARES, ORIGINAL LETTERS OF TRANSMITTAL, NOTICES OF GUARANTEED DELIVERY AND INSTRUCTIONS TO BROKERS, DEALERS AND COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES SUBMITTED IN CONNECTION WITH THE ORIGINAL OFFER TO PURCHASE ARE NO LONGER EFFECTIVE, SUBJECT TO LIMITED EXCEPTIONS FOR CERTAIN PREVIOUS TENDERS DESCRIBED BELOW. SHAREHOLDERS THAT DO NOT MEET ONE OF THESE LIMITED EXCEPTIONS AND WISH TO PARTICIPATE IN THE TENDER OFFER SHOULD TREAT THIS EXTENSION AS A NEW TENDER OFFER, WHETHER OR NOT THEY WISH TO MAKE ANY CHANGE IN THEIR PREVIOUS INSTRUCTIONS.

     THE FOLLOWING DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS
SUPPLEMENT:

      -- shareholders that have already tendered Shares under the Original Offer to Purchase and checked the box entitled "Shares Tendered at Price Determined Under the Tender Offer" in the Original Letter of Transmittal, and that do not wish to change that direction; and

      -- shareholders that have already tendered Shares under the Original Offer to Purchase and checked the box entitled "Shares Tendered at Price Determined Under the Tender Offer" on the blue instruction form provided to them by brokers, dealers, commercial banks and other nominees, and that do not wish to change that direction.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. OUR OBLIGATION TO ACCEPT, AND PAY FOR, SHARES VALIDLY TENDERED PURSUANT TO THE OFFER, HOWEVER, IS CONDITIONED UPON SATISFACTION OR WAIVER OF THE CONDITIONS SET FORTH IN SECTION 7 OF THE OFFER TO PURCHASE.

     As of June 22, 2005 we had 28,211,310 issued and outstanding Shares and 3,397,696 Shares reserved for issuance upon exercise of outstanding options under the Stock Option Plans and 180,413 Shares reserved for issuance under the Company's Employee Stock Purchase Plans. The maximum 4,316,546 shares that we are offering to purchase hereunder represent approximately 15.3% of the Shares outstanding (excluding 3,397,696 Shares reserved for issuance upon exercise of outstanding options under the Stock Option Plans and 180,413 Shares reserved for issuance under the Company's Employee Stock Purchase Plans)) on June 22, 2005. The Shares are listed and traded on the Nasdaq National Market under the symbol "PLMD." On June 23, 2005, the last full trading day before announcement of the extension of the Offer, the closing sale price of the Shares on the Nasdaq National Market was $35.00 per Share. Shareholders are encouraged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares. See Section 8.

                                   THE OFFER

1. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER (PAGE 11 OF THE ORIGINAL OFFER TO PURCHASE)

     The eighth paragraph under Section 2 of the Original Offer to Purchase under the heading "Certain Effects of the Offer" is hereby amended by replacing such paragraph in its entirety with the following two paragraphs:

     "From time to time we evaluate opportunities to expand our business through affiliations with other medical product, service and pharmaceutical companies or through mergers or other business combination transactions, and in that connection we engage from time to time in discussions with companies that are in those lines of business. Except as provided below, we are not presently actively engaged in negotiations with respect to price or structure of any such business acquisition, although we do evaluate such activities from time to time and may re-engage in such activities in the future. We also, in the ordinary course of business, periodically acquire non-material assets such as patient lists and inventory from other businesses. We anticipate that we will continue to make such acquisitions.

     We have been contacted by a company which provides direct-to-consumer medical products and services, proposing that it be acquired by us. We have had discussions with this company in the past concerning such a transaction, although such discussions have not led to a transaction between us. We intend to perform further due diligence on this company and to commence negotiations regarding the terms of a potential transaction. We understand that this company has approximately 85,000 to 100,000 patients and had net revenues in fiscal year 2004 of $60 million to $70 million. If a transaction does occur, we would expect the purchase price to be in the range of $50 million to $70 million in cash, and that such transaction would be neutral or modestly accretive to our earnings per share. Although we intend to investigate this opportunity, no assurance can be given that such a transaction will be consummated or, if it is consummated, that it will be consummated within the estimated price range described herein or have the financial impact we expect."

2.  PROCEDURES FOR TENDERING SHARES (PAGE 14 OF THE ORIGINAL OFFER TO PURCHASE)

     Section 3 of the Original Offer to Purchase is hereby amended and supplemented by adding the following to the end of such Section 3.

     "TENDERS OF SHARES, LETTERS OF TRANSMITTAL, NOTICES OF GUARANTEED DELIVERY AND INSTRUCTIONS TO BROKERS, DEALERS AND COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES SUBMITTED IN CONNECTION WITH THE ORIGINAL OFFER TO PURCHASE ARE NO LONGER EFFECTIVE, SUBJECT TO LIMITED EXCEPTIONS FOR CERTAIN PREVIOUS TENDERS DESCRIBED BELOW. ALL OTHER SHAREHOLDERS THAT DO NOT MEET ONE OF THESE LIMITED EXCEPTIONS AND THAT WISH TO PARTICIPATE IN THE OFFER SHOULD TREAT THIS EXTENSION AS A NEW OFFER, WHETHER OR NOT THEY WISH TO MAKE ANY CHANGE IN THEIR PREVIOUS INSTRUCTIONS.

     SHAREHOLDERS THAT HAVE ALREADY TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND CHECKED THE BOX ENTITLED "SHARES TENDERED AT PRICE DETERMINED UNDER THE TENDER OFFER" IN THE ORIGINAL LETTER OF TRANSMITTAL, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT. SHAREHOLDERS THAT HAVE ALREADY TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND CHECKED THE BOX ENTITLED "SHARES TENDERED AT PRICE DETERMINED UNDER THE TENDER OFFER" ON THE BLUE INSTRUCTION FORM PROVIDED TO THEM BY BROKERS, DEALERS, COMMERCIAL BANKS AND OTHER NOMINEES, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT."

3.  PRICE RANGE OF SHARES; DIVIDENDS (PAGE 23 OF THE ORIGINAL OFFER TO PURCHASE)

     The last line of the second full paragraph under Section 8 of the Original Offer to Purchase is hereby amended by replacing such line in its entirety with the following:

     "First Quarter (through June 23,
2005).........................................................$35.95     $29.82"

     The first sentence of the third full paragraph under Section 8 of the Original Offer to Purchase is hereby amended by replacing such sentence in its entirety with the following:

     "On June 23, 2005, which was the last full trading day before announcement of the extension of the Offer, the closing sale price of the Shares reported on the Nasdaq National Market was $35.00 per Share."

4. CERTAIN INFORMATION CONCERNING POLYMEDICA (PAGE 24 OF THE ORIGINAL OFFER TO PURCHASE)

     The third sentence of the seventh paragraph under Section 10 of the Original Offer to Purchase is hereby amended by replacing such sentence in its entirety with the following:

     "The following pro forma financial information gives effect to the Offer for the purchase of 4.152 million Shares at $36.125 per Share, the midpoint of the range of potential purchase prices in the Offer."

     The pro forma tables and accompanying notes on page 26-27 of the Original Offer to Purchase are hereby amended by replacing such tables and accompanying notes in their entirety with the following:

                                           PRO FORMA CONDENSED FINANCIAL INFORMATION
                                    -------------------------------------------------------
                                     HISTORICAL NINE                       PRO FORMA NINE
                                      MONTHS ENDED         PRO FORMA        MONTHS ENDED
                                    DECEMBER 31, 2004   ADJUSTMENTS(1)    DECEMBER 31, 2004
                                    -----------------   ---------------   -----------------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Net revenues....................      $336,682           $     --           $336,682
  Gross margin....................       202,509                 --            202,509
  Income from operations..........        31,402                 --             31,402
  Net income......................        20,723             (1,895)(2)         18,828
  Diluted earnings per share......      $   0.74           $   0.05           $   0.79
  Weighted average shares,
     diluted......................        27,841             (4,152)(3)         23,689
  Ratio of earnings to fixed
     charges......................         456.5                 --               13.1

------------

(1) The pro forma adjustments assume that the tender offer occurred as of April 1, 2003.
(2) Reflects the assumed reduction in investment income of $662,000 as a result of a $63 million reduction in cash, equivalents and marketable securities from April 1, 2003 at an interest rate of 1.4%. In addition, the reduction in net income reflects the assumed borrowing of $90 million at an interest rate of 3.5%. The reduction of interest income and increase in interest expense was adjusted for the tax effects at a rate of 37.2% for the period presented.
(3) Reflects the reduction in weighted average shares outstanding assuming the payment of $150 million for common shares at $36.125 per share, the midpoint of the range of potential purchase prices in the tender offer.

                                               PRO FORMA CONDENSED FINANCIAL INFORMATION
                                        -------------------------------------------------------
                                        HISTORICAL FISCAL                     PRO FORMA FISCAL
                                           YEAR ENDED          PRO FORMA         YEAR ENDED
                                         MARCH 31, 2004     ADJUSTMENTS(1)     MARCH 31, 2004
                                        -----------------   ---------------   -----------------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Net revenues........................      $419,694           $     --           $419,694
  Gross margin........................       262,832                 --            262,832
  Income from operations..............        60,405                 --             60,405
  Net income..........................        37,932             (1,912)(2)         36,020
  Diluted earnings per share..........      $   1.45           $   0.18           $   1.63
  Weighted average shares, diluted....        26,201             (4,152)(3)         22,049
  Ratio of earnings to fixed
     charges..........................         793.0                 --               24.8

------------

(1) The pro forma adjustments assume that the tender offer occurred as of April 1, 2003.
(2) Reflects the assumed reduction in investment income of $720,000 as a result of a $60 million reduction in cash, equivalents and marketable securities at an interest rate of 1.2%. In addition, the reduction in net income reflects the assumed borrowing of $90 million at an interest rate of 2.6%. The reduction of interest income and increase in interest expense was adjusted for the tax effects at a rate of 37.8% for the period presented.
(3) Reflects the reduction in weighted average shares outstanding assuming the payment of $150 million for common shares at $36.125 per share, the midpoint of the range of potential purchase prices in the tender offer.

                                            PRO FORMA CONDENSED BALANCE SHEET INFORMATION
                                       -------------------------------------------------------
                                          HISTORICAL          PRO FORMA          PRO FORMA
                                       DECEMBER 31, 2004   ADJUSTMENTS(1)    DECEMBER 31, 2004
                                       -----------------   ---------------   -----------------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
  Cash, equivalents and marketable
     securities......................      $ 67,171           $ (60,000)         $  7,171
  Total current assets...............       191,468             (60,000)          131,468
  Total assets.......................       339,769             (60,000)          279,769
  Total current liabilities..........        30,819                  --            30,819
  Total debt and obligations.........         1,920              90,000            91,920
  Total liabilities..................        56,799              90,000          $146,799
  Shareholders' equity...............      $282,970           $(150,000)         $132,970
  Book value per share...............      $  10.20                  --          $   5.56

------------

(1) The decrease in cash reflects the use of $60 million to purchase the shares as of December 31, 2004. The increase in debt reflects the use of $90 million to purchase the shares. The decrease in shareholders' equity reflects the purchase of the shares in connection with the tender offer as of December 31, 2004.

     YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THE OFFER TO PURCHASE, THIS SUPPLEMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF US AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE TENDER OFFER OTHER THAN THOSE CONTAINED IN THE OFFER TO PURCHASE, THIS SUPPLEMENT OR IN THE AMENDED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US, THE DEALER MANAGER OR THE INFORMATION AGENT.

June 24, 2005

     The Amended Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of PolyMedica or his or her bank, broker, dealer, trust company or other nominee to the Depositary at its address set forth below:

                        The Depositary for the Offer is:

                            EQUISERVE TRUST COMPANY

       By First Class Mail:                By Express Mail or                      By Hand:
                                           Overnight Courier:
     Equiserve Trust Company            Equiserve Trust Company            Equiserve Trust Company
         P.O. Box 859208                  161 Bay State Drive            17 Battery Place, 11th Floor
     Braintree, MA 02185-9208             Braintree, MA 02184                 New York, NY 10004

     DELIVERY OF THE AMENDED LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY

     Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement, the Amended Letter of Transmittal and the Amended Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer. To confirm delivery of Shares, shareholders are directed to contact the Depositary.

                    The Information Agent for the Offer is:

                             THE ALTMAN GROUP, INC.

                            1275 Valley Brook Avenue
                              Lyndhurst, NJ 07071
                        Banks and Brokers Call Collect:
                                 (201) 460-1200
                       All Others Please Call Toll Free:
                                 (800) 443-5182

                      The Dealer Manager for the Offer is:

                                 MORGAN STANLEY

                                 1585 Broadway
                               New York, NY 10036
                                 (866) 818-4954